Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.:  333-214488

The new CBOE-Bats employee newsletter providing integration updates	Email not displaying correctly?
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A Note from CBOE Holdings CEO Ed Tilly

I want to personally introduce our new newsletter, “Reimagining the Future” to both the CBOE Holdings, Inc. (CBOE) and Bats Global Markets, Inc. (Bats) teams. This newsletter was created to demonstrate our commitment to sharing information about the integration process with all CBOE Holdings and Bats employees.

Reimagining the Future will aim to keep you informed of key dates and resources, and help you understand the business and people behind both CBOE and Bats. Each issue is planned to provide updates on the integration process, highlight CBOE and Bats team members and explore the history and culture of each organization.

Communication is a two-way street and I invite you to submit questions, topic ideas and general comments to integration@cboe.com.

I appreciate your continued focus and dedication, and look forward to bringing you more updates through this newsletter. Thank you for your continued support.

Key Integration Updates

A lot has happened since September 26, when CBOE announced its plans to acquire Bats.

October 17: 23 members of the Bats team flew in from Kansas City, New York and London to join 28 of their CBOE counterparts in Chicago for the first

Forward Looking

meeting of the CBOE/Bats integration planning team

November 7: The Form S-4 containing a preliminary joint proxy statement/prospectus was filed with the SEC

November 18: The U.S. Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976

November 21: The Steering Committee comprised of eight CBOE and Bats executives met in Chicago to begin reviewing integration plans for each department

December 5 and 6: The Steering Committee will continue reviewing integration plans for each department

Ongoing: CBOE and Bats continue to work on all other required regulatory clearances and approvals

Ongoing: CBOE and Bats functional teams continue to meet together from time to time in Chicago, Kansas City, New York and London

For additional resources, see the special section on the CBOE/Bats acquisition on the CBOE Investor Relations webpage, link

A preview of the combined CBOE-Bats products and services offering

Options

CBOE Holdings operates CBOE, the largest U.S. options exchange, and C2, an all-electronic options market. Bats Global Markets operates the BZX Options and EDGX Options exchanges

Equities

Bats operates the second-largest equities market in the U.S. with four stock exchanges delineated by pricing strategy (BZX, BYX, EDGA, EDGX). Bats also operates Bats Europe, the largest pan-European equities exchange and BXTR, Europe’s largest trade reporting facility

Volatility

CBOE is the home of the CBOE Volatility Index (VIX), widely considered the world’s premier barometer of equity market volatility, also known as the “fear gauge.” The VIX Index is the foundation of an entire suite of volatility-related products, including VIX options and futures

Futures

CBOE Futures Exchange (CFE) is home to VIX futures and other volatility-related products

ETFs

Bats is a listing venue for exchange traded funds (ETFs) in the U.S. and Europe, and is also the No. 1 exchange globally for ETF trading. Bats also owns ETF.com, which provides news, analysis and education about ETFs

Foreign Exchange (FX)

Bats serves the foreign exchange (FX) market, the world’s largest asset class, operating Hotspot, a leading institutional spot foreign exchange market

Getting to Know...

Ed Tilly, CEO of CBOE Holdings

Ed graduated from Northwestern University and began his career at CBOE in 1987 as a trading clerk. He quickly learned the ways of the trading floor and bought a “seat,” which provided membership and access to trade. As a trader, he served on various membership committees and on CBOE’s Board of Directors. In 2006, Ed exchanged his trading badge for an executive office, serving as Executive Vice Chairman, then President and COO, and ultimately, CEO of CBOE Holdings.

Q. What is the best part of your job?

A. Working through ideas. At CBOE, I’m constantly surrounded by great people with a track record for innovation. It’s exciting to have the opportunity to explore those ideas as a team and see some of them to fruition.

Q. What is your biggest challenge as CEO?

A. In general, prioritizing--there aren’t enough hours in the day. Currently, the integration of so so many talented people.

Q. Can you describe your family?

A. My wife Jennifer and I have two kids, who are both recent college grads and, I’m happy to say, are both living in Chicago.

Q. How do you give back to your community?

A. I gravitate toward activities that engage young people. I coach and mentor about a dozen college students and recent college graduates throughout the year. I also make time to speak with college and high school groups visiting CBOE.

Q. What are your hobbies?

A. Running, fishing, golfing…I’m always reading at least two books, I enjoy both fiction and non-fiction.

Q. Cubs or Sox?

A. Cubs

A Little History

1973: CBOE is founded, becomes the first marketplace for trading listed options

1984: CBOE moves into its current home in the heart of Chicago’s financial district, a 350,000 square foot building

1993: CBOE creates the CBOE Volatility

A Little History

2005: Bats goes live, launches an electronic communication network (ECN), also known as an alternative trading system (ATS)

2008: Bats becomes a nationally registered U.S. stock exchange, and

Index (VIX), which has become the world’s barometer of market volatility

2003: CBOE begins operating a Hybrid trading model, integrating floor and screen-based trading

2005: CBOE creates Weeklys, short-term options with one week until expiration

2010: CBOE becomes a publicly traded corporation; all-electronic C2 options exchange is launched

2014: Trading in VIX futures expands to 24 hours a day

2015: CBOE introduces extended trading hours for SPX and VIX options; acquires Livevol, a provider of trading analytics and market data services launches Bats Europe in London

2010: Bats launches its first U.S. options exchange

2011: Bats acquires Chi-X Europe, creating the largest pan-European equities trading venue by market share

2013: Bats Europe becomes a Recognized Investment Exchange (RIE)

2014: Bats completes its acquisition of Direct Edge, creating the second-largest U.S. equities exchange operator by market share

2015: Chris Concannon is made CEO and Joe Ratterman, Bats’ founding CEO, becomes Chairman

2016: Bats becomes a publicly traded company and lists on its own exchange

Leadership Corner

Have you ever noticed how your favorite song can change your mood, boost your energy or help you cross the finish line? Whether it is your favorite tune, a scenic photo or a happy memory—these emotional enablers have the power to rewire your focus by redirecting your neuropathways from ordinary thought (or lack of focus), to a positive place in the present moment. Keep stock of these pick-me-ups for important individuals and teams in the workplace and you might be able to get more out of them in the future. The next time the meeting loses steam, think of your team’s enablers and bring them to their happy place.

--Izzy Justice, Ph.D., CBOE HR Consultant

Integration Q&A What would you like to know about CBOE, Bats or the integration process? We invite you to submit your integration questions, news and feedback to us at integration@cboe.com.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving CBOE, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on November 18, 2016 a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats will mail the definitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders, when it is available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the proposed transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, CBOE’s quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE’s quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, Bats’ quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: the loss of CBOE’s rights to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies and potential conflicts between self-regulatory responsibilities and for-profit status; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks and breaches; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CBOE®, Chicago Board Options Exchange®, CFE®, Livevol®, CBOE Volatility Index® and VIX® are registered trademarks, and CBOE Futures ExchangeSM, The Options InstituteSM and WeeklysSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE). All other trademarks and service marks are the property of their respective owners.

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